Exhibit 5

Return on Equity and Assets Ratios

	For the Year-Ended October 2022	For the Year-Ended October 2021	For the Year-Ended October 2020
Return on Assets	0.84%	0.96%	0.70%
Return on Equity	16.4%	18.6%	14.2%
Dividend Payout Ratio	45%	39%	55%